Exhibit 99.1
Contact Information
Ida Yu
Investor Relations Manager
Tel: 86 (21) 5153 9463
Email: ir@htinns.com
http://ir.htinns.com
China Lodging Group, Limited Reports Second Quarter of 2010 Financial Results
•	Net Revenues for the second quarter increased 39.2% year-over-year to RMB438.9 million (US$64.7 million, note 1), exceeding guidance of RMB395 to RMB415 million

•	Net income attributable to China Lodging Group, Limited for the second quarter increased 185% year-over-year to RMB79.7 million (US$11.8 million)

•	Occupancy rate reached 98% and average daily rate (“ADR”) RMB196, resulting in revenue per available room (“RevPAR”) of RMB192, a 15% year-over-year increase

•	324 hotels were in operation and 159 hotels under development as of June 30, 2010

•	The Company raised guidance for full year net revenues growth to 35% to 37%, up from previously announced range of 33% to 35%
Shanghai, China, July 29, 2010 (GLOBE NEWSWIRE) — China Lodging Group, Limited (NASDAQ: HTHT) (“HanTing Inns and Hotels” or the “Company”), a leading economy hotel chain operator in China, today announced its unaudited financial results for the quarter ended June 30, 2010.
Second Quarter of 2010 Operational Highlights
• During the second quarter of 2010, the Company opened 42 new hotels, including nine leased-and-operated hotels and 33 franchised-and-managed hotels. As of June 30, 2010, the Company had 324 hotels in operation, consisting of 187 leased-and-operated hotels and 137 franchised-and-managed hotels. Our hotels in operation covered 51 cities in China as of June 30, 2010, compared with 47 cities at the end of the previous quarter.
• As of June 30, 2010, the Company had a total pipeline of 159 hotels under development, including 56 leased-and-operated hotels and 103 franchised-and-managed hotels.
• Shanghai World Expo (the “Expo”), lasting from May 1 to October 31, 2010, attracted a significant number of visitors to Shanghai. As of June 30, 2010, 24% of the Company’s hotel rooms were in Shanghai. Our RevPAR in Shanghai boosted during the Expo.
• The ADR, or average daily rate, was RMB196 in the second quarter of 2010, compared with RMB174 in the second quarter of 2009 and RMB173 in the previous quarter. The 12.6% year-over-year increase was mainly attributable to the improving economic conditions, our strengthening brand name, and the Expo. The sequential increase was mainly due to seasonality and the Expo.
• The occupancy rate for all hotels in operation was 98% in the second quarter of 2010, compared with 96% in the second quarter of 2009, and 93% in the previous quarter. The Expo greatly contributed to the year-over-year increase. The sequential increase was mainly due to seasonality and the Expo.
• RevPAR, defined as revenue per available room, was RMB192 in the second quarter of 2010, compared with RMB167 in the second quarter of 2009 and RMB161 in the previous quarter. The 15.0% year-over-year increase was attributable to the higher occupancy rate and higher ADR, driven by improving economic conditions, our brand and the Expo. The sequential increase was mainly due to seasonality and the Expo.
• RevPAR for the hotels which had been in operation for at least 18 months was RMB205 for the second quarter of 2010, an 18.5% increase from RMB173 for the second quarter of 2009 for the same group of hotels. The improvement was caused by both higher occupancy rate and higher ADR, as the economy improved, our brand strengthened and the Expo brought additional business opportunities.
“We are delighted to see another profitable quarter with remarkable operating performance,” said Mr. Matthew Zhang, Chief Executive Officer of HanTing Inns and Hotels. “In the second quarter 2010, we successfully penetrated into four new cities. Our HanTing Club had more than two million individual members as of June 30, 2010.”
Second Quarter of 2010 Financial Results
Total revenues for the quarter increased 39.0% year-over-year to RMB464.0 million (US$68.4 million) primarily as a result of our expanded base of hotels and higher RevPAR. Compared to the first quarter of 2010, our total revenues increased 28.6%.
Total revenues from leased-and-operated hotels for the second quarter of 2010 were RMB432.9 million (US$63.8 million), representing a 34.6% increase year-over-year as both the number of leased-and-operated hotels and the revenue per leased-and-operated hotel increased. As of June 30, 2010, we had 187 leased-and-operated hotels in operation, compared with 160 a year ago.
Total revenues from franchised-and-managed hotels for the second quarter of 2010 were RMB31.1 million (US$4.6 million), representing a 153.6% increase year-over-year due to the increased number of franchised-and-managed hotels and higher RevPAR. As of June 30, 2010, we had 137 franchised-and-managed hotels in operation, compared with 40 a year ago.
Net revenues for the second quarter of 2010 were RMB438.9 million (US$64.7 million), representing an increase of 39.2% year-over-year and an increase of 28.7% sequentially.

Total operating costs and expenses for the second quarter of 2010 were RMB334.3 million (US$49.3 million), compared to RMB277.3 million (US$40.6 million) in the second quarter of 2009 and RMB323.7 million (US$47.4 million) in the previous quarter. Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter were RMB331.3 million (US$48.9 million), representing a 20.0% increase year-over-year mainly due to our enlarged network. Major components of operating costs and expenses are described and discussed in more details below.
Hotel operating costs for the second quarter of 2010 were RMB273.6 million (US$40.4 million), compared to RMB239.1 million (US$35.0 million) in the second quarter of 2009 and RMB272.2million (US$39.9 million) in the previous quarter. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) were RMB273.3 million (US$40.3 million), representing 62.3% of net revenues, compared to 75.9% for the same quarter in 2009 and 79.7% in the previous quarter. The year-over-year decrease in hotel operating costs as a percentage of net revenues was primarily due to higher revenue per hotel and increased proportion of franchised revenues. Sequentially the hotel operating costs as a percentage of net revenues decreased as the second quarter had higher revenue and lower utility cost.
Selling and marketing expenses for the second quarter of 2010 were RMB16.5 million (US$2.4 million), compared to RMB16.3 million (US$2.4 million) in the second quarter of 2009 and RMB14.5 million (US$2.1 million) in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) were RMB16.3 million (US$2.4 million), representing 3.7% of net revenues, compared to 5.2% for the same quarter in 2009 and 4.2% in the previous quarter.
General and administrative expenses for the second quarter of 2010 were RMB25.6 million (US$3.8 million), compared to RMB14.2 million (US$2.1 million) in the second quarter of 2009 and RMB25.8 million (US$3.8 million) in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB23.2 million (US$3.4 million), or 5.3% of the net revenues, compared with 4.1% of the net revenues in the same period of 2009 and 6.7% in the previous quarter. The year-over-year increase in general and administrative expenses was mainly driven by increased personnel cost as a result of network expansion, and professional service fees associated with our becoming a public company.
Pre-opening expenses for the second quarter of 2010 were RMB18.6 million (US$2.7million), representing an increase of 140.5% year-over-year and an increase of 65.5% sequentially. The increase in pre-opening expenses was mainly due to the increased number of leased-and-operated hotels under construction.
Income from operations for the quarter was RMB104.5 million (US$15.4 million), compared to income from operations of RMB38.0 million (US$5.6 million) in the second quarter of 2009 and income from operations of RMB17.2 million (US$2.5 million) in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the quarter was RMB107.5 million (US$15.9 million), representing a 174.1% increase from the same quarter of 2009.
Net income attributable to China Lodging Group, Limited for the quarter was RMB79.7 million (US$11.8 million), compared to net income attributable to China Lodging Group, Limited of RMB27.9 million (US$4.1 million) in the second quarter of 2009, and net income attributable to China Lodging Group, Limited of RMB12.4 million (US$1.8 million) in the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to the China Lodging Group, Limited (non-GAAP) for the quarter was RMB82.7 million (US$12.2 million), representing a 183.1% increase from the second quarter of 2009. The year-over-year improvement on profit was mainly attributable to the improved RevPAR and the increased number of hotels in our network. The sequential increase in profit was mainly due to seasonality and the favorable impact of the Expo.
Basic and diluted net earnings per share/ADS. For the second quarter of 2010, basic net earnings per share was RMB0.33(US$0.05), while diluted net earnings per share was RMB0.32 (US$0.05); basic net earnings per ADS was RMB1.32 (US$0.20), while diluted net earnings per ADS was RMB1.29 (US$0.19). Excluding share-based compensation expenses, adjusted basic net earnings per share (non-GAAP) and adjusted diluted net earnings per share (non-GAAP) were RMB0.34 (US$0.05), and adjusted basic net earnings per ADS (non-GAAP) was RMB1.37 (US$0.20), while adjusted diluted net earnings per ADS (non-GAAP) was RMB1.34 (US$0.20).
EBITDA (non-GAAP) for the second quarter of 2010 was RMB144.5 million (US$21.3 million), compared to RMB71.3 million (US$10.4 million) in the second quarter of 2009 and RMB54.9 million (US$8.0 million) in the previous quarter. EBITDA from operating hotels (non-GAAP) was RMB163.0 million (US$24.0 million), an increase of 106.4% from the same period of 2009 and an increase of 146.7% sequentially. The year-over-year increase in EBITDA and EBITDA from operating hotels was primarily due to the substantial expansion of hotels and improved RevPAR during the period. The sequential increase in EBITDA and EBITDA from operating hotels was mainly due to seasonality and the favorable impact of the Expo.
Cash flow. Net operating cash flow for the second quarter of 2010 was RMB143.4 million (US$21.1 million). Cash spent on the purchase of property and equipment, which is part of investing cash flow, was RMB64.6 million (US$9.5 million).
Cash and cash equivalents. As of June 30, 2010, the Company had cash and cash equivalents of RMB1,285.4 million (US$189.5 million). The Company completed its initial public offering and a private placement to Ctrip.com International, Ltd. on March 26. The net proceeds of approximately US$140 million were received in April 2010.
Business Outlook and Guidance
“We are pleased with the results for the first half of 2010, as we added 88 hotels and generated RMB92 million of net profit and RMB199 million of EBITDA,” commented CEO Mr. Zhang. “For the full year 2010, we expect to open around 60 leased-and-operated hotels and 125 to 135 franchised-and-managed hotels.”
The Company expects to achieve net revenues in the range of RMB460 to 480 million in the third quarter of 2010. In light of the stronger-than-expected demand driven by the Expo, we adjust our full year net revenues forecast to grow 35% to 37% from 2009.
The above forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call
HanTing Inns and Hotels’ management will host a conference call at 9 p.m. EDT, Thursday, July 29, 2010 (or 9 a.m. on Friday, July 30, 2010 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (888) 830 9551 (for callers in the US), +86 10 800 152 1039 (for callers in China Mainland), +852 3002 1675 (for callers in Hong Kong) or +1 (408) 961 6560 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code HTHT. Please dial in approximately 10 minutes before the scheduled time of the call.
A recording of the conference call will be available after the conclusion of the conference call through August 6, 2010. Please dial +1 877 482 6144 (for callers in the US) or +1 617 213 4164 (for callers outside the US) and entering pass code 765 274 98.
The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, http://ir.htinns.com .
Use of Non-GAAP Financial Measures
To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, selling expenses excluding share-based compensation expenses, adjusted income from operations excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses, adjusted basic and diluted net earnings per share and per ADS excluding share-based compensation expenses, EBITDA and EBITDA from operating hotels. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based expenses that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense comprises a significant portion of the cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses EBITDA from operating hotels, which is defined as EBITDA before pre-opening expenses, to assess operating results of the hotels in operation. The Company believe that the exclusion of pre-opening expenses, a portion of which is non-cash rental expenses, helps facilitate year-on-year comparison of the results of operations as the number of hotels in the development stage may vary significantly from year to year. Therefore, the Company believes EBITDA from operating hotels more closely reflects the performance capability of hotels currently in operation. The calculation of EBITDA and EBITDA from operating hotels does not deduct interest income. The presentation of EBITDA and EBITDA from operating hotels should not be construed as an indication that our future results will be unaffected by other charges and gains considered to be outside the ordinary course of the business.
The use of EBITDA and EBITDA from operating hotels has certain limitations. Depreciation and amortization expense for various long-term assets, income tax and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses have been and will be incurred and are not reflected in the presentation of EBITDA from operating hotels. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest expense, income tax expense, pre-opening expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance.
The terms EBITDA and EBITDA from operating hotels are not defined under U.S. GAAP, and neither EBITDA nor EBITDA from operating hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or EBITDA from operating hotels may not be comparable to EBITDA or EBITDA from operating hotels or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or EBITDA from operating hotels in the same manner as the Company does.
Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and EBITDA from operating hotels, to consolidated statement of operations information are included at the end of this press release.
About China Lodging Group, Limited
China Lodging Group, Limited (“HanTing Inns and Hotels” or the “Company”) is a leading economy hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under three brands, namely, HanTing Seasons Hotel, HanTing Express Hotel, and HanTing Hi Inn. As of June 30, 2010, the Company had 324 hotels and 37,782 rooms in 51 cities across China.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the risks described in “Risk Factors” beginning on page 13 and elsewhere in the Company’s registration statement on Form F-1. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.
—Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Consolidated Balance Sheets

	December 31, 2009	June 30, 2010
	RMB	RMB	US$ ( Note 1)
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	270,587	1,285,430	189,549
Restricted cash	500	13,270	1,957
Accounts receivable, net	15,158	24,174	3,565
Amount due from related parties	4,632	4,086	603
Prepaid rent	69,618	92,032	13,571
Inventories	8,883	7,864	1,160
Other current assets	28,976	24,193	3,566
Deferred tax assets	18,272	18,272	2,694

Total current assets	416,626	1,469,321	216,665

Property and equipment, net	1,028,267	1,089,906	160,718
Intangible assets, net	20,395	34,138	5,034
Goodwill	18,452	18,452	2,721
Other assets	61,170	71,352	10,522
Deferred tax assets	36,222	37,442	5,521

Total assets	1,581,132	2,720,611	401,181

Liabilities, mezzanine equity and equity
Current liabilities:
Long-term debt, current portion	57,000	12,140	1,790
Accounts payable	141,571	156,329	23,052
Amount due to related parties	928	1,796	265
Salary and welfare payable	29,597	34,241	5,049
Deferred revenue	43,203	54,751	8,074
Accrued expenses and other current liabilities	89,383	91,221	13,451
Income tax payable	3,869	24,880	3,669

Total current liabilities	365,551	375,358	55,350

Long-term debt	80,000	56,860	8,385
Deferred rent	174,775	197,662	29,147
Deferred revenue	31,558	40,075	5,909
Other long-term liabilities	20,453	36,003	5,309
Deferred tax liabilities	6,538	6,538	964

Total liabilities	678,875	712,496	105,064

Mezzanine equity
Series B convertible redeemable preferred shares	796,803	—	—
Equity
Ordinary shares	46	178	26
Series A convertible preferred shares	34	—	—
Additional paid-in capital	351,994	2,168,395	319,752
Accumulated deficit	(245,457)	(153,307)	(22,607)
Accumulated other comprehensive loss	(12,528)	(14,240)	(2,100)

Total China Lodging Group, Limited shareholders’ equity	94,089	2,001,026	295,071
Noncontrolling interest	11,365	7,089	1,046

Total equity	105,454	2,008,115	296,117

Total liabilities, mezzanine equity and equity	1,581,132	2,720,611	401,181

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.7815 on June 30, 2010 as set forth in H.10 statistical release of the Federal Reserve Board.

China Lodging Group, Limited
Unaudited Consolidated Statements of Operations

	Quarter Ended
	June 30, 2009	March 31, 2010	June 30, 2010
	RMB	RMB	RMB	US$ (Note 1)
	(in thousands, except per share and per ADS data)
Revenues:
Leased-and-operated hotels	321,528	339,161	432,880	63,833
Franchised-and-managed hotels	12,282	21,569	31,142	4,592

Total revenues	333,810	360,730	464,022	68,425
Less: business tax and related surcharges	(18,514)	(19,785)	(25,159)	(3,710)

Net revenues	315,296	340,945	438,863	64,715

Operating costs and expenses:
Hotel operating costs	(239,090)	(272,202)	(273,633)	(40,350)
Selling and marketing expenses	(16,305)	(14,511)	(16,507)	(2,434)
General and administrative expenses	(14,225)	(25,808)	(25,621)	(3,778)
Pre-opening expenses	(7,718)	(11,216)	(18,564)	(2,738)

Total operating costs and expenses	(277,338)	(323,737)	(334,325)	(49,300)

Income from operations	37,958	17,208	104,538	15,415
Interest income	206	663	1,526	225
Interest expenses	(2,422)	(1,545)	(739)	(109)
Other income	—	—	406	60
Foreign exchange gain/(loss)	8	(29)	(303)	(45)

Income before income tax	35,750	16,297	105,428	15,546
Income tax expense	(6,078)	(2,626)	(23,403)	(3,451)

Net income	29,672	13,671	82,025	12,095
Net income attributable to noncontrolling interests	(1,725)	(1,223)	(2,323)	(342)

Net income attributable to China Lodging Group, Limited	27,947	12,448	79,702	11,753

Net earnings per share
— Basic	0.16	0.07	0.33	0.05
— Diluted	0.15	0.06	0.32	0.05

Net earnings per ADS
— Basic	0.63	0.26	1.32	0.20
— Diluted	0.62	0.25	1.29	0.19

Weighted average ordinary shares outstanding
— Basic	55,539	68,582	241,018	241,018
— Diluted	181,332	196,751	246,305	246,305

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.7815 on June 30, 2010 as set forth in H.10 statistical release of the Federal Reserve Board.

China Lodging Group, Limited
Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended June 30, 2010
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)
Hotel operating costs	273,633	62.4%	337	0.1%	273,296	62.3%
Selling and marketing expenses	16,507	3.8%	210	0.0%	16,297	3.7%
General and administrative expenses	25,621	5.8%	2,437	0.6%	23,184	5.3%
Pre-opening expenses	18,564	4.2%	—	0.0%	18,564	4.2%

Total operating costs and expenses	334,325	76.2%	2,984	0.7%	331,341	75.5%

Income from operations	104,538	23.8%	2,984	0.7%	107,522	24.5%

	Quarter Ended June 30, 2010
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$ (Note 1)		US$		US$
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)
Hotel operating costs	40,350	62.4%	50	0.1%	40,300	62.3%
Selling and marketing expenses	2,434	3.8%	31	0.0%	2,403	3.7%
General and administrative expenses	3,778	5.8%	359	0.6%	3,419	5.3%
Pre-opening expenses	2,738	4.2%	—	0.0%	2,738	4.2%

Total operating costs and expenses	49,300	76.2%	440	0.7%	48,860	75.5%

Income from operations	15,415	23.8%	440	0.7%	15,855	24.5%

	Quarter Ended Mar 31, 2010
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)
Hotel operating costs	272,202	79.8%	341	0.1%	271,861	79.7%
Selling and marketing expenses	14,511	4.3%	218	0.1%	14,293	4.2%
General and administrative expenses	25,808	7.6%	2,846	0.8%	22,962	6.7%
Pre-opening expenses	11,216	3.3%	—	0.0%	11,216	3.3%

Total operating costs and expenses	323,737	95.0%	3,405	1.0%	320,332	94.0%

Income from operations	17,208	5.0%	3,405	1.0%	20,613	6.0%

	Quarter Ended June 30, 2009
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)
Hotel operating costs	239,090	75.9%	43	0.0%	239,047	75.9%
Selling and marketing expenses	16,305	5.2%	51	0.0%	16,254	5.2%
General and administrative expenses	14,225	4.5%	1,170	0.4%	13,055	4.1%
Pre-opening expenses	7,718	2.4%	—	0.0%	7,718	2.4%

Total operating costs and expenses	277,338	88.0%	1,264	0.4%	276,074	87.6%

Income from operations	37,958	12.0%	1,264	0.4%	39,222	12.4%

	Quarter Ended
	June 30, 2009	March 31, 2010	June 30, 2010
	RMB	RMB	RMB	US$ (Note 1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share and per ADS data)
Net income attributable to China Lodging Group, Limited (GAAP)	27,947	12,448	79,702	11,753
Share-based compensation expenses	1,264	3,405	2,984	440

Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	29,211	15,853	82,686	12,193

Net earnings per share (GAAP)
— Basic	0.16	0.07	0.33	0.05
— Diluted	0.15	0.06	0.32	0.05

Net earnings per ADS (GAAP)	0.63	0.26	1.32	0.20
— Basic	0.62	0.25	1.29	0.19
— Diluted

Adjusted net earnings per share (non-GAAP)
— Basic	0.16	0.08	0.34	0.05
— Diluted	0.16	0.08	0.34	0.05

Adjusted net earnings per ADS (non-GAAP)
— Basic	0.66	0.33	1.37	0.20
— Diluted	0.64	0.32	1.34	0.20

Weighted average ordinary shares outstanding
— Basic	55,539	68,582	241,018	241,018
— Diluted	181,332	196,751	246,305	246,305

	Quarter Ended
	June 30, 2009	March 31, 2010	June 30, 2010
	RMB	RMB	RMB	US$ ( Note 1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Net income attributable to China Lodging Group, Limited (GAAP)	27,947	12,448	79,702	11,753
Interest expenses	2,422	1,545	739	109
Income tax expense	6,078	2,626	23,403	3,451
Depreciation and amortization	34,837	38,246	40,624	5,990

EBITDA (non-GAAP)	71,284	54,865	144,468	21,303
Pre-opening expenses	7,718	11,216	18,564	2,738

EBITDA from operating hotels (non-GAAP)	79,002	66,081	163,032	24,041

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.7815 on June 30, 2010 as set forth in H.10 statistical release of the Federal Reserve Board.

China Lodging Group, Limited
Operational Data

	As of
	June 30, 2009	March 31, 2009	June 30, 2010
Total hotels in operation:	200	282	324
Leased-and-operated hotels	160	178	187
Franchised-and-managed hotels	40	104	137
Total Hotel rooms in operation	24,707	33,650	37,782
Leased-and-operated hotels	20,235	22,334	23,331
Franchised-and-managed hotels	4,472	11,316	14,451
Number of cities	38	47	51

	For the quarter ended
	June 30, 2009	March 31, 2010	June 30, 2010
Occupancy rate (as a percentage)
Leased-and-operated hotels	96%	95%	100%
Franchised-and-managed hotels	91%	88%	94%
Total hotels in operation	96%	93%	98%
Average daily room rate (in RMB)
Leased-and-operated hotels	175	175	200
Franchised-and-managed hotels	173	167	189
Total hotels in operation	174	173	196
RevPAR (in RMB)
Leased-and-operated hotels	168	166	199
Franchised-and-managed hotels	157	147	179
Total hotels in operation	167	161	192
Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	June 30, 2009	June 30, 2010
Total hotels in operation:	167	167
Leased-and-operated hotels	147	147
Franchised-and-managed hotels	20	20
Total Hotel rooms in operation	21,023	21,023
Leased-and-operated hotels	18,681	18,681
Franchised-and-managed hotels	2,342	2,342
Occupancy rate (as a percentage)	99%	102%
Average daily rate (in RMB)	175	201
RevPAR (in RMB)	173	205
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